Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing Schedule 13D filed on this date with respect to the beneficial ownership by the undersigned of shares of Symbotic Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filings. The parties to this Joint Filing Agreement acknowledge that each shall be responsible for the timely filing of the Schedule 13D and any such amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

RONALD M. WRIGHT

By: /s/ Rondald M. Wright
      Name: Ronald M. Wright
      Title: Ronald M. Wright, Individually

THE GOOSE POND TRUST

By: /s/ Rondald M. Wright
      Name: Ronald M. Wright
      Title: Trustee